Exhibit 99.(a)(3)

Dear Par Employee:

Earlier today, we filed documents with the Securities and Exchange Commission relating to a repurchase offer covering certain existing employee stock options. You may have received a prior email dated November 21, 2007 with similar offering materials regarding a repurchase of certain of your options. Please disregard that email and discard any attachments from that email that you may have printed. Those materials are completely replaced by the materials attached to this email.

In the offering, we are providing all eligible employees the opportunity to tender options they hold with exercise prices above $33.61 which were granted under the 2004 Performance Equity Plan and by their terms would not be vested prior to January 10, 2008 (“eligible options”) for a cash payment in the range of $3.08 to $5.96 per option, to be paid as soon as practicable following the expiration of the offer.  This offer is open until Friday, December 21, 2007 (unless we decide to extend the offer) and is subject to numerous terms and conditions described in these SEC filings.

The document attached to this email contains the offering materials describing in detail the offer to repurchase your eligible options. We may provide you with additional information via email during the term of this offer. If you wish to review your existing options, you can do so on the Company’s stock option program database available through the Smith-Barney website at http://www.benefitaccess.com.

As this offering is subject to the federal securities laws, the materials you are receiving are quite detailed.  Please review the related documents and contact Stephen Montalto by phone at (201) 802-4122 or by email at SMontalto@parpharm.com with any questions.  You may also contact or email any questions to Marian Gustafson at (201) 802-4635 or Marian.Gustafson@parpharm.com.

We will continue to offer you a competitive compensation and benefits package, and hope that this repurchase program is a sign of our appreciation for your hard work and dedication to the Company.